July 1, 2011

Ms. Kathy Churko

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Responses to SEC review of October 31, 2010 Shareholder Reports and N-CSR filings for Columbia Municipal Bond Funds and RiverSource/Seligman International/Global Funds

Dear Ms. Churko,

This letter is in response to your comments provided via telephone on Tuesday, May 31, 2011 on the January 2011 N-CSR filings for international/global series of RiverSource International Manager Series, Inc., Seligman Global Fund Series, Inc., RiverSource International Series, Inc. and RiverSource Global Series, Inc. (each such series a “Legacy RiverSource Fund” and, together, the “Legacy RiverSource Funds”) and certain municipal bond fund series of Columbia Funds Series Trust I (each such series a “Legacy Columbia Fund” and, together, the “Legacy Columbia Funds”). Your comments are set forth below, and each is followed by our response.

1.	In Item 3 of the Legacy RiverSource Fund N-CSR Filings, Jeffrey Laikind was listed as an audit committee financial expert; however, he was not listed as a director in the SAI. Please explain.

Response: Mr. Laikind retired from the Board of Directors effective November 11, 2010. Since he was a member of the audit committee during the fiscal year ended October 31, 2010, he was included in Item 3.

2.	Expense Examples in the Shareholder Reports of the Legacy RiverSource Funds: in the introductory paragraph, the funds detail that in addition to the ongoing expenses of each fund, the fund may also indirectly bear the ongoing expenses of any funds in which the fund invests (acquired fund expenses). However, for many funds, the expense table following this language does not include any indirect fees, which seems inconsistent. Please explain:

Response: Historically, the Legacy RiverSource Funds included the acquired fund expense language in all funds that may incur indirect fees whether from the money market sweep vehicle or other mutual funds, whether or not any expenses were actually incurred during the period. We are currently considering, for non fund-of-funds, removing the acquired fund expense disclosures from the introductory paragraphs and replacing it with a statement at the end of the tables noting that expenses do not include any indirect fees and expenses associated with investments in other funds and, if such fees and expenses had been included, the expenses would have been higher.

Also, prior to April 1, 2011, if the indirect acquired fund expenses were greater than 0.01%, the Legacy RiverSource Funds disclosed an additional column in the expense table labeled “Direct and indirect expenses paid during the period” and added additional disclosure to the ‘actual expenses’ paragraph stating, “You can also estimate the direct and indirect expenses you paid over the period by using the number in the first line under the heading “Direct and indirect expenses paid during the period.” Based on a recent review of industry practice with respect to fund expense examples, we decided to remove the additional table disclosures for non-funds of funds beginning with the April 30 fiscal year end funds.

3.	Legacy RiverSource Fund Regulatory Settlement Proceeds Footnote: The footnotes to the financial statements state that proceeds received by the fund from regulatory settlements are recorded as an increase to additional paid in capital. Please provide basis for this accounting treatment:

Response: Over the course of the previous year, Legacy RiverSource Funds have received proceeds from the settlement of various administrative proceedings brought by the Securities and Exchange Commission against unaffiliated third parties. The Funds were not a party to the proceedings, which often related to market timing and/or late trading of mutual funds.

Proceeds received by a fund, which represent the fund’s portion of the proceeds from the settlement, are recorded as an increase in capital and reported as a separate line item “proceeds from regulatory settlements” in the Statement of Changes in Net Assets and in the per share section of the financial highlights, if material. This accounting treatment has been discussed and audited by independent auditors, and is consistent with the accounting treatment presented in the AICPA Investment Companies Expert Panel Meeting Highlights from the July 12, 2006 meeting. Additional footnote disclosure regarding the details of the regulatory settlements is included in the Notes to Financial Statements.

4.	Legacy RiverSource Fund Expense Examples: The Seligman Global Technology and the Columbia European Equity funds had expense cap changes effective January 1, 2011. A footnote to the fund expense tables state what the actual and hypothetical expenses would have been if these caps had been in effect for the entire six-month period ending October 31, 2010. Why do financial statements include this footnote if the expense cap changes occur subsequent to the funds’ fiscal year ends?

Response: Historically, the Legacy RiverSource Funds have included this footnote disclosure whenever there is an expense cap change, regardless of whether it happened during the fund’s fiscal year or subsequently. This practice is based on Instructions 2(c)(ii) of Item 27(d)(1) of Form N-1A which states: If there have been any increases or decreases in fund expenses that occurred during the Fund’s most recent fiscal half-year (or that have occurred or are expected to occur during the current fiscal year) that would have materially affected the information in the Example had those changes been in place throughout the most recent fiscal half-year, restate in a footnote to the Example the expense information using the current fees as if they had been in effect throughout the entire most recent fiscal half-year.

We are currently evaluating how to treat fee changes resulting from waivers and may decide to disclosure the effect of the fee waiver in a more generic manner without restating the example.

5.	Please explain the purpose of the N-SAR filing made on May 5, 2011.

Response: On March 7, 2011, Seligman Frontier Fund, Inc. (fund: Columbia Frontier Fund, Inc.) and Seligman Global Fund Series, Inc. (fund: Columbia Seligman Global Technology Fund) were redomiciled into the Columbia Funds Series Trust II. As a result of the redomiciling, these registrants were required to file final N-SARs.

6.	It was difficult to recalculate the distributions per share as disclosed in the Financial Highlights for class A, B and R4 shares of Columbia European Equity Fund. Were the actual distributions per share calculated based on average shares outstanding or actual shares at the time of distribution? Please verify.

Response: Actual distributions are calculated based on the actual shares outstanding at the time of the distribution. For the Columbia European Equity Fund’s October 2010 fiscal report, the distribution was made on December 21, 2009. The shares outstanding by class at that time were:

Class A	13,362,343
Class B	1,258,978
Class C	242,046
Class I	1,336
Class R4	3,758

Based on these shares outstanding and the amount of distributions to shareholders from net investment income as disclosed in the Statement of Changes in Net Assets, we were able to recalculate to the amount of distributions per share by class as disclosed in the Financial Highlights without exception.

7.	RiverSource Partners International Small Cap Fund included a line item for Foreign Transaction Tax in the Statement of Operations. Explain what this is and why it is not included in other funds.

Response: For this particular fund, the foreign transaction tax relates primarily to Brazil and India capital gains tax on sales and transaction taxes on Brazilian securities that were not held for the applicable holding period.

In accordance with Regulation S-X, Rule 6-07 2.(b), the foreign transaction tax expense was separately disclosed on the Statement of Operations for the RiverSource Partners International Small Cap Fund as the expense was more than 5% of total expenses. Generally, this expense item is smaller and does not required separate disclosure, which is why it was not shown in the other funds’ Statements of Operations.

8.	The merger footnote (note 10 page 56) for the RiverSource Partners International Small Cap Fund includes the following disclosure, “Assuming the acquisition had been completed on Nov. 1, 2009, RiverSource Partners International Small Cap Fund’s pro-forma net investment income, net gain on investments, and net increase in net assets from operations for the year ended Oct. 31, 2010 would have been $700,000, $18.2 million and $30.4 million, respectively.” Please explain this disclosure.

Response: The disclosure is responsive to the guidance under FASB ASC Topic 805-10-50 (formerly FAS 141(R)): Business Combinations, which states: “[funds] are required to disclose supplemental pro forma information consisting of the revenue and earnings of the combined entity for the current reporting period as though the acquisition date for the business combination had been as of the beginning of the acquirer’s annual reporting period.”

9.	Columbia Emerging Markets Opportunity Fund—The line graph appears to start at $10,000 rather than below for class A shares (should start below due to sales charge). Please verify.

Response: A review of our detailed plot point calculations indicates the beginning plot point for the line is $9,425, which corresponds to the 5.75% maximum sales charge for this class. The $9,425 starting point is also shown in the EDGAR filing. This fund had significant growth over the 10 year period, which causes the plot area to be somewhat condensed.

10.	Diversification Status of Columbia Emerging Markets Bond and Columbia Global Bond Funds—Per the prospectus and the shareholder reports these are non-diversified funds, but in reviewing the Portfolio of Investments they appear to be diversified (and they appear to have been this way for the last three years). If these funds have been operating as diversified funds consecutively for three years, they will need shareholder approval to return to a non-diversified status. Please comment.

Response: We have confirmed that during the preceding three years, both Columbia Emerging Markets Bond Fund and Columbia Global Bond Fund have operated as non-diversified funds and, therefore, remain non-diversified.

11.	Columbia Global Bond Fund—Securities out on loan do not appear to be sufficiently collateralized. The Statement of Assets and Liabilities shows Investments of cash collateral received for securities on loan of $3,005,038 and a footnote to the statement shows the value of securities on loan of $8,771,604. Please explain. In addition please note whether the fund has the ability to re-sell or re-pledge the collateral.

Response: In addition to the cash collateral received and invested (and presented in the Portfolio of Investments), U.S. government securities valued at $5,887,409 were secured as collateral. This is disclosed in Note 7 of the Notes to the Financial Statements. Therefore, total collateral is $8,892,447 or 101.4% of the market value of the loaned securities.

A lending fund may not re-sell or re-pledge the collateral it receives in connection with a loan of securities. However, in the event that a borrower defaults on a loan, the securities lending agent, on behalf of the lending fund, may exercise remedies against the borrower. Such remedies could include termination of the loan and sale of the collateral.

12.	The RVS funds disclose the amount of Conversions from Class B to Class A shares in the Statement of Changes in Net Assets while the Columbia funds do not. Please consider the consistency across all funds in the complex.

Response: Columbia Management is in the process of integrating the operations of the Legacy Columbia Funds and Legacy RiverSource Funds and during this transition period, shareholder reports are prepared by multiple service providers. We continue to analyze each legacy fund family’s financial statements and have begun moving toward an end-state that will reflect consistent formats and disclosures across all funds. We expect that all shareholder reports will be prepared by one entity and will conform to a common presentation before the end of 2011.

13.	The shareholder reports for series of Columbia Funds Series Trust I note several voluntary fee waivers but the prospectuses indicate certain of the funds are subject to contractual caps. Please explain the difference and indicate when the fee cap agreement will be filed as an exhibit to the registrant’s registration statement.

Response: The contractual caps were implemented after the last fiscal year so they were not included in the shareholder reports. The agreement implementing these caps will be filed in July 2011 in connection with the annual update of other series of Columbia Funds Series Trust I. Its form is very similar to the fee cap agreement that was filed as an exhibit to the registration statement of Columbia Funds Series Trust on June 28, 2011.

14.	Columbia Connecticut and California Tax Exempt funds state they are non-diversified in the prospectus and diversified in the shareholder report. Please explain.

Response: At a special meeting of shareholders held in February 2011, shareholders of Columbia Connecticut Tax-Exempt Fund and Columbia California Tax-Exempt Fund approved the reclassification of the funds from diversified to non-diversified. This status change was reflected in the prospectuses of the funds dated March 1, 2011 but, since the shareholders had not voted to change the status until February, the status remained diversified as of the date of the shareholder reports.

If you have further comments or questions, please feel free to contact the undersigned at 617-385-9536.

Sincerely,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary